SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                    FORM 6-K

                            Report of Foreign Issuer


                        Pursuant to Rule 13a-16 or 15d-16
                     of the Securities Exchange Act of 1934




                                For 19 June, 2007


                         The Governor and Company of the
                                 Bank of Ireland
                                   Head Office
                               Lower Baggot Street
                                    Dublin 2
                                     Ireland


Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

                         Form 20-F..X... Form 40-F.....

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                               Yes ..... No ..X...

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):




                                   SCHEDULE 11

    Notification of Transactions of Directors/Persons Discharging Managerial
                      Responsibility and Connected Persons


This form is intended for use by an issuer to make a RIS notification required by the Market Abuse Rules and section 53 (as extended by section 64 of the Companies Act 1990) or entered into the issuer's register in accordance with section 59 of the Companies Act 1990.


(1) An issuer making a notification in respect of a transaction relating to the shares or debentures of the issuer should complete boxes 1 to 16, 23 and 24.

(2) An issuer making a notification in respect of a derivative relating to the shares of the issuer should complete boxes 1 to 4, 6, 8, 13, 14, 16, 23 and 24.

(3) An issuer making a notification in respect of options granted to a director/person discharging managerial responsibilities should complete boxes 1 to 3 and 17 to 24.

(4) An issuer making a notification in respect of a financial instrument relating to the shares of the issuer (other than a debenture) should complete the boxes 1 to 4, 6, 8, 9, 11, 13, 14, 16, 23 and 24.


All relevant boxes should be completed in block capital letters

  1   Name of the Issuer                 2   State whether the notification
                                             relates to:

      Bank of Ireland                        (i) a transaction notified in
                                             accordance with Market Abuse Rules;
                                             (ii) a disclosure made in
                                             accordance with section 53 (as
                                             extended by section 64 of the
                                             Companies Act 1990) or entered into
                                             the issuer's register in accordance
                                             with section 59 of the Companies
                                             Act 1990; or

                                             (iii) both (i) and (ii).
                                             Notification relates to (iii) above
                                             and to the UK Disclosure Rule 3.1.4
                                             R (1) (a)

  3   Name of person discharging         4   State whether notification relates
      managerial responsibilities/           to a person connected with a person
      director                               discharging managerial
                                             responsibilities/director named in
                                             3 and identify the connected person

      Finbarr Murphy (PDMR) and Ronan        N/A
      Murphy (PDMR).

  5   Indicate whether the               6   Description of shares (including
      notification is in respect of a        class) debentures or derivatives or
      holding of the person referred         financial instruments relating to
      to in 3 or 4 above or in respect       shares
      of a non-beneficial interest. As
      3 above
                                             Ordinary Stock

  7   Name of registered shareholder     8   State the nature of the transaction
      (s) and, if more than one,
      number of shares held by each of
      them
                                             Grant of Executive Options and Long
                                             Term Incentive Plan Conditional
                                             Awards

  9   Number of shares, debentures or   10   Percentage of issued class acquired
      financial instruments relating         (treasury shares of that class
      to shares acquired                     should not be taken into account
                                             when calculating percentage)

 11   Number of shares, debentures or   12   Percentage of issued class disposed
      financial instruments relating         (treasury shares of that class
      to shares disposed                     should not be taken into account
                                             when calculating percentage)

 13   Price per share or value of       14   Date and place of transaction
      transaction

 15   Total holding following           16   Date issuer informed of transaction
      notification and total
      percentage holding following
      notification (any treasury
      shares should not be taken into
      account when calculating
      percentage)
                                             18 June 2007


If a person discharging managerial responsibilities has been granted options by the issuer, complete the following boxes:

 17   Date of grant                          18   Period during which or date on
                                                  which it can be exercised
      12 June 2007 for both the Executive         ESOS - 12/6/2010 to 12/6/2017
      Stock Option Scheme (ESOS) and the
      Long Term Incentive Plan (LTIP)
                                                  LTIP - Earliest Vesting Date
                                                  is 12/6/2010

 19   Total amount paid (if any) for grant   20   Description of shares or
      of the option                               debentures involved (class and
                                                  number)
      Nil                                         Units of Ordinary Stock:-
                                                  Finbarr Murphy - ESOS 7,850/
                                                  LTIP 11,750
                                                  Ronan Murphy - ESOS 27,150 /
                                                  LTIP 27,150

 21   Exercise price (if fixed at time of    22   Total number of shares or
      grant) or indication that the price         debentures over which options
      is to be fixed at the time of               are held following
      exercise                                    notification
      euro 15.45 for ESOS. Not applicable         Finbarr Murphy
      to LTIP.
                                                  ESOS 89,600/LTIP 55,795
                                                  Ronan Murphy
                                                  ESOS 117,650 /LTIP 117,650

 23   Any additional information             24   Name of contact and telephone
                                                  number for queries
      Sub-Committee of the Group                  Ella Cullen
      Remuneration Committee approved the
      pricing on 14 June 2007
                                                  + 353 1 6043472



Name and signature of duly designated officer of issuer responsible for making notification

Ella Cullen - Group Secretary's Office

Date of notification 19 June 2007


Name and signature of duly designated officer of issuer responsible for making notification

Ella Cullen - Group Secretary's Office
Date of notification 19 June 2007


                                   Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.



The Governor and Company
of the Bank of Ireland




John B. Clifford
Group Secretary



Date:  19 June, 2007